Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong	Tel +852 3923 1188 Fax +852 3923 1100 Email lvenick@loeb.com

October 13, 2023

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form F-1 for Micropolis Holding Company

Ladies and Gentlemen:

We act as the outside counsel of Micropolis Holding Company, a Cayman Islands exempted company with limited liability (the “Company”). The Company submitted a draft Registration Statement on Form F-1 (the “Registration Statement”) on the date hereof for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

The Company qualifies as an “Emerging Growth Company”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its unaudited interim financial information as of and for the period ended June 30, 2023, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

If you have any further questions, please contact me at +852.3923.1188 or at lvenick@loeb.com.

Sincerely,

Lawrence S. Venick

Partner, Loeb & Loeb LLP

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